

TSX, NYSE-MKT
Symbol: TMQ

News Release

Trilogy Metals Reports Year End Results and Significant Progress Towards Pre-Feasibility at the Arctic Project

February 3, 2017 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE-MKT: TMQ) ("Trilogy Metals" or "the Company") announces its financial results for the year and fourth quarter ended November 30, 2016 and provides a review on its activities during 2016.   Details of the Company's financial results are contained in the audited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

President's Message

Arctic Project

We made significant progress over the past two years in advancing the Arctic Project towards pre-feasibility. In 2015, we completed 3,056 meters of geotechnical and in-fill drilling to support engineering studies and reclassification of inferred resources to mesured and indicated categories for the potential of reporting reserves in a future pre-feasibility study ("PFS"). In 2016, we completed 3,058 meters of geotechnical, hydrological, metallurgical, waste characterization and in-fill drilling to collect information to form the basis for engineering studies for a PFS. Engineering studies are currently on-going with work focused on open pit slope geotechnical and hydrogeological evaluations, waste rock characterization, metallurgy and mine planning. Moving forward we plan to investigate synergies with the Arctic and Bornite deposits to determine if co-disposing of tailings would be economically favorable.

A lot of detailed work has been accomplished during the past two years in advancing the Arctic Project to a pre-feasibility level. One item that remains outstanding is the geotechnical drilling to determine the locations of site facilities. The completion of a number of engineering trade-off studies this spring will allow us to optimize the site infrastructure layout and complete the geotechnical drilling.

Bornite Project

We believe Bornite has significant exploration potential. With only three field seasons of exploration drillling of approximately 30,000 meters, we have already identified a resource in excess of 6 billion pounds of copper. Indicated in-pit resources at the Bornite deposit at a 0.50% Cu cutoff are 40.5 million tonnes at 1.02% Cu. Inferred in-pit resources at the Bornite deposit at a 0.50% Cu cutoff are 84.1 million tonnes at 0.95% Cu. In addition to the in-pit resources, Inferred below pit resources at the Bornite deposit are reported (at an elevated 1.5% Cu cutoff) as 57.8 million tonnes at 2.89% Cu. During our last year of drilling at Bornite in 2013, five of the last holes drilled intercepted significant copper intervals. Mineralization remains open along an approximately 1-kilometer strike length, including drill hole RC13-224 which intersected 236 meters grading 1.9% copper. The copper grades and thick intervals of mineralization found at Bornite warrants further exploration to fully understand the potential of this project.

Being Creative in Difficult Times

In 2015, we acquired Sunward Resources Limited ("Sunward"), a publicly listed company holding the Titiribi project, a promising gold asset in Colombia and approximately $20 million in cash. In 2016, we received an unsolicited offer to purchase the Titiribi project by Brazil Resources Inc. in exchange for marketable securities valued at $8.1 million which we intend to monetize over time.

Thanking our Dedicated Team

With the downturn in the mining sector, we have operated the Company in a lean fashion. With limited resources, our staff have "done more with less" over the past few years and continued to maintain high levels of standards and quality of work throughout the organization. The Board of Directors and Officers of the Company appreciate all the hard work and the dedication of the team during these challenging past few years. Recently, copper prices have improved as have market interest in development stage copper projects. Trilogy will continue to steadfastly advance the Arctic and Bornite projects and work with our partners – NANA and AIDEA, to advance permitting of the AMDIAP and develop the Ambler mining district into one of North America's premier metal producing regions.

Rick Van Nieuwenhuyse
President & CEO

Review of 2016 Project Activities

In the spring of 2016 we announced the release of an updated resource estimate and National Instrument 43-101 ("NI 43-101") Technical Report titled "NI 43-101 Technical Report on the Bornite Project, Northwest Alaska, USA" effective May 16, 2016. The update incorporated a new 3D lithology, alteration and structural model for the Bornite deposit, as well as results from previously un-sampled or partially sampled historical Kennecott drill core. A positive update with contained copper in Indicated Resources increasing from 334 to 913 million pounds constituting a 173% increase in contained metal. Total contained copper in Inferred Resources decreased from 5.7 to 5.5 billion pounds (1.8Blbs in-pit and 3.7Blbs below-pit) which constitutes a 4% decrease in contained metal due principally to moving in-pit Inferred Resources to the Indicated category. We continue to evaluate geological and hydrogeological data to support internal desktop evaluations and planning of future field investigations at the Bornite Project.

In fiscal 2016, we expended $5.0 million on the UKMP Projects, mainly at Arctic, consisting of $1.3 million in wages and benefits, $0.7 million in drilling, $0.7 million in engineering expenses, $1.3 million in project support expenses, $0.4 million in land maintenance and permit expenses, and $0.3 million in environmental studies. The Company completed another successful field season in 2016 advancing the Arctic deposit towards pre-feasibility. We accomplished a 3,058-meter drill program at the Arctic Project, significant baseline environmental data collection, and furthered the engineering of the project. The summer field season was completed on time and 10% under budget, with a total spend of $5.0 million in 2016. The 2016 drill program was designed to collect data for geotechnical, hydrological,

waste rock characterization and metallurgical studies as well as further resource definition.

Working with NANA

We continue to work with NANA on workforce development within NANA's region. Through the Oversight Committee and the Workforce Development sub-committee, NANA and the Company jointly work on programs to facilitate local hiring of NANA shareholders. The Company has contributed a total of $140,000 to a scholarship fund which grants awards to NANA shareholders for either (i) the recipient's student expenses directly related to education, i.e., academic education at an accredited institution; or (ii) the recipient's student expenses directly related to vocational or technical schooling or training at a recognized institution intended to qualify the recipient for enhanced employment opportunities. The Workforce Development sub-committee which consists of equal representation from NANA and the Company will review all applications for 2017 and will select recipients for grant awards. We are committed to training and hiring locally. We have been very successful in hiring NANA shareholders at the UKMP Projects, having over 50% local hire each year over the past 5 years. In 2016, our field season employees consisted of 55% NANA shareholders and in 2017 we are committed to the continuation of hiring locally at the project.

Working with the State of Alaska

We continued our efforts in supporting the Alaska Industrial Development Export Authority ("AIDEA") throughout 2016 towards drafting an Environmental Impact Statement ("EIS") as prescribed under the National Environmental Policy Act process to permit the Ambler Mining District Industrial Access Project ("AMDIAP"). The AMDIAP is anticipated to provide surface access to the Ambler mining district and our UKMP Projects – Arctic and Bornite. The project design is modeled on AIDEA's successful DeLong Mountain Transportation System ("DMTS"), which includes an industrial access road from the Red Dog Mine to the DMTS port. AIDEA worked with private investors to finance construction of the DMTS industrial access road, and the costs of road construction were paid back through tolls paid by the mine for use of the road. AMDIAP, once complete, will provide access to the Ambler Mining District through Gates of the Arctic National Preserve. This access is guaranteed in the Alaska National Interest Lands Conservation Act ("ANILCA") passed by the Congress of the United States of America.

On October 21, 2015, Alaska's Governor authorized AIDEA to begin the EIS process and shortly thereafter, the Consolidated SF299 ANILCA applications Right of Way application document in respect of the AMDIAP was submitted by AIDEA to the relevant federal agencies, including the National Park Service ("NPS"), the U.S. Army Corp of Engineers ("USACE"), Bureau of Land Management ("BLM"), U.S. Coast Guard ("USCG"), and the U.S. Federal Highway Administration ("FHWA"). NPS, USACE, BLM, and FHWA have accepted the application as "complete and compliant" and represents a significant advancement in the permitting process. BLM will be the lead federal agency for the EIS, along with NPS taking the lead on the Environmental and Economic Analysis ("EEA") per ANILCA Section 201.4(d). A project kickoff meeting with the State of Alaska and Federal agencies was held in early December 2016 to discuss next steps which include the scope of work for the third party EIS contractor, anticipated timing of BLM issuance of the Notice of Intent between March 2017 and May 2017, and NPS and FHWA working on the EEA. More information on the AMDIAP and the ANILCA permitting process is available on AIDEA's website at www.ambleraccess.org.

Corporate Developments

Shareholders approved the name change to Trilogy Metals Inc. at our annual and special meeting of shareholders held on May 18, 2016. In September 2016, we changed our name to

Trilogy Metals Inc. to better reflect our Company's naturally diversified resource base. The UKMP is located in the Ambler mining district in northwest Alaska; a region known to host deposits rich in copper, zinc, lead, gold and silver. The Company controls the mineral rights to approximately 353,000 acres of land containing two known mineral belts, the Ambler Schist Belt and the Bornite Carbonate Sequence. The Ambler Schist Belt hosts volcanogenic massive sulfide (VMS) type mineralization occurring as a series of high-grade polymetallic copper-lead-zinc-gold-silver deposits along the entire 100 kilometer (70 mile) long belt. The Bornite Carbonate Sequence hosts several copper replacement targets around the Aurora and Pardner Hill prospects, in addition to an established resource identified at Bornite. Mineralization at Bornite, Aurora and Partner Hill are all open to further exploration.

On September 1, 2016, Trilogy Metals completed the sale of all of the issued and outstanding shares of Sunward Investments Ltd. ("Sunward Investments") to Brazil Resources Inc. ("BRI") for consideration of 5,000,000 common shares of BRI, of which 2,500,000 common shares are subject to a six month holding period, and 1,000,000 BRI warrants, with each warrant exercisable into one common share of BRI for a period of two years from the completion date at an exercise price of Cdn$3.50. The total consideration was valued at approximately $8.1 million. Sunward Investments, through a subsidiary, owns 100% of the Titiribi gold-copper exploration project. On December 7, 2016 BRI changed its name to GoldMining Inc. The Company acquired Sunward Investments and the Titiribi project as part of its acquisition of Sunward in a business combination which closed on June 19, 2015.

Annual Financial Results

The following selected annual information is prepared in accordance with U.S. GAAP.

		in thousands of dollars, except for per share amounts	
Selected financial results	**Year ended November 30, 2016**	**Year ended November 30, 2015**	**Year ended November 30, 2014**
	$	**$**	**$**
General and administrative	1,337	1,346	1,484
Mineral properties expense	5,037	4,167	2,512
Professional fees	442	1,346	952
Salaries	1,003	1,085	3,012
Salaries – stock-based compensation	615	831	887
Loss from continued operations for the year	8,712	9,134	9,648
(Income)/loss from discontinued operations for the year	(3,850)	398	-
Loss and comprehensive loss for the year	4,862	9,532	9,648
Basic and diluted loss per common share	$0.05	$0.12	$0.17

For the year ended November 30, 2016, we reported a net loss of $4.9 million (or $0.05 basic and diluted loss per common share) compared to a net loss for the corresponding period in 2015 of $9.5 million (or $0.12 basic and diluted loss per common share) and a net loss of $9.6 million for the corresponding period in 2014 (or $0.17 basic and diluted loss per common share). This variance was primarily due to a one-time gain on the sale of Sunward Investments. Additionally, there were decreases in annual professional fees and stock-based compensation expense offset against an increase in mineral properties expenses in 2016.

The significant variance in 2016 relates to the gain recognized on the sale of Sunward Investments and the Titiribi Project of $4.4 million, pre-tax. This was a one-time event for which there is no comparable gain in prior years. Additionally, as a result of the sale, the

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operations of Sunward Investments were reclassified as a discontinued operation, retrospectively. Expenses of $0.6 million for the year ended November 30, 2016 and $0.4 million for the year ended November 30, 2015 related to the Sunward Investments operations were reclassified to discontinued operations. As Sunward Resources Ltd. was purchased by the Company in June 2015, there are no amounts prior to June 2015 included in the consolidated results. In addition to the gain recognized on the sale, we also realized $0.1 million in gains on the sale of investments received as consideration for the year ended November 30, 2016.

Professional fees for the year ended November 30, 2016 were $0.4 million, a reduction of $0.9 million from the $1.3 million incurred for the year ended November 30, 2015, and a reduction from the $1.0 million incurred for the year ended November 30, 2014. Expenses in 2016 were down significantly due to less corporate transaction activity as well as $0.2 million in costs related to the sale of Sunward recorded in discontinued operations. In 2015, expenses were incurred for legal and technical due diligence and regulatory approvals associated with the acquisition of Sunward and, in 2014, legal costs associated with a private placement financing were incurred for which there is no comparable amount in the current year.

The variance in the mineral properties expense was primarily due to the differing magnitude of the field programs at our UKMP Project in 2016, 2015 and 2014. In 2016, we completed a similar-sized drill program consisting of 3,058 meters at the Arctic Project, however, we significantly increased the environmental baseline data collection and engineering site investigations compared to the 2015 program. In 2015, we completed fourteen diamond drill holes amounting to 3,056 meters at the Arctic Project, as well as engineering and environmental site investigations. In 2014, we completed a re-sampling and re-assaying program of approximately 13,000 meters of historical drill core from Bornite. Mineral property expenses consist of direct drilling, personnel, community, resource reporting and other exploration expenses, as well as indirect project support expenses such as fixed wing charters, helicopter support, fuel, and other camp operation costs.

The comparable basic and diluted loss per common share for 2016 is lower than 2015 and 2014 due to the gain on the sale of Sunward Investments. The 2015 basic and diluted loss per common share is lower than 2014 mainly as a result of the additional shares issued during 2015 as a result of the Sunward acquisition completed in June 2015 as well as a lower loss figure.

Fourth Quarter Results

During the fourth quarter of 2016, we earned income of $2.0 million compared to a net loss of $2.1 million for the comparable period in 2015. The earnings in the fourth quarter of 2016 were due to the gain on sale of Sunward Investments of $4.4 million offsetting net expenses of $2.4 million. We incurred $1.4 million of mineral property expenses in the fourth quarter of 2016 compared to $0.9 million in the fourth quarter of 2015 for fairly comparable expenses including assaying costs from the summer drill program and engineering costs for the Arctic deposit. We recognized $0.2 million in foreign exchange losses in the fourth quarter of 2016 mainly due to the movement of the Canadian dollar as a result of holding the investments in BRI. As we acquired the investments in the fourth quarter of 2016, there is no comparable amount in 2015.

Liquidity and Capital Resources

At November 30, 2016, we had $7.3 million in cash and cash equivalents. We expended $8.9 million on operating activities during the 2016 fiscal year compared with $8.4 million for

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operating activities for the same period in 2015, and expenditures of $8.6 million for operating activities for the same period in 2014. A majority of cash spent on operating activities during all periods was expended on mineral property expenses, professional fees, salaries and general and administrative expenses. The increase in cash spent in the year ended November 30, 2016 is mainly due to increased mineral property expenses of $0.9 million, increased discontinued operations expense of $0.2 million expended on Sunward offset by decreased professional fees of $0.9 million.

During the year ended November 30, 2016, we raised $0.2 million in sales from investments acquired through the sale of Sunward Investments. During the year ended November 30, 2015, we generated $19.4 million from investing activities through the acquisition of Sunward. During the year ended November 30, 2014, we raised $7.2 million in proceeds from the completion of a private placement in July 2014.

As at November 30, 2016, the Company continues to manage its cash expenditures and management believes that the working capital available is sufficient to meet its operational requirements for the next year. Future financings are anticipated through equity financing, debt financing, the sale of investments, convertible debt, or other means.

Qualified Persons

Erin Workman, P.Geo., Director of Technical Services for Trilogy Metals Inc., is a Qualified Person as defined by NI 43-101. Ms. Workman has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc., formerly NovaCopper Inc., is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse
President & Chief Executive Officer
rickvann@trilogymetals.com

Elaine Sanders
Vice President & Chief Financial Officer
elaine.sanders@trilogymetals.com

604-638-8088 or 1-855-638-8088
# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation



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including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the future operating or financial performance of the Company, planned expenditures and the anticipated activity at the UKMP Projects, the potential timing and preparation of a PFS on the Arctic deposit, and anticipated activity with respect to the AMDIAP, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2016 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

The Arctic Preliminary Economic Assessment and the Bornite Technical Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Bornite Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

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